Exhibit 99.1

Thursday, 24 July 2014 The Manager ASX Market Announcements ASX 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries plc Level 3 22 Pitt Street Sydney NSW 2000 Australia T: +61 2 8845 3360 F: +61 2 9251 9805 GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 1st Quarter FY15 results on Friday, 15 August 2014.

No physical briefing will be held for this quarter’s results. A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	8.00am (AEDT)

Dial in:	+61 2 8524 5042

Participant Passcode:	5255761

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully

/s/ Sean O’Sullivan

SEAN O’SULLIVAN

VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van deer Meer (Netherlands),

Chief Executive Officer: Louis Gries

Company number: 485719